[Affiliated Managers Group, Inc. Letterhead]

CORRESP

Via EDGAR (Correspondence)

August 9, 2007

Mr. Bret Johnson
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Affiliated Managers Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006, filed on March 1, 2007
Form 10-Q for the Fiscal Quarter Ended March 31, 2007, filed on May 10, 2007
File No. 001-13459

Dear Mr. Johnson:

This letter sets forth the response of Affiliated Managers Group, Inc., a Delaware corporation (the “Company”), to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s letter of August 2, 2007 regarding the above-referenced periodic reports.

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow each of the comments.

Form 10-K for the Fiscal Year Ended December 31, 2006:

Exhibit 31

1.              In future filings please ensure the wording of your Section 302 certifications is exactly as set forth in Item 601(31) of Regulation S-K, including replacing “Annual Report” and “Quarterly Report” with “report.”

RESPONSE:

The Company confirms that the wording of the certifications in its Form 10-Q for the Fiscal Quarter Ended June 30, 2007, filed today, August 9, 2007, is, and in future filings will be, exactly as set forth in the Item.

Form 10-Q for the Quarterly Period Ended March 31, 2007:

Control and Procedures, page 28

2.              Please disclose in future filings any changes in your internal controls over financial reporting during the period as required by Item 308(c) of Regulation S-K.

RESPONSE:

The Company confirms that it has disclosed in its Form 10-Q for the Fiscal Quarter Ended June 30, 2007, filed today, August 9, 2007, and will disclose in future filings, any changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

***

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission.  The Company also acknowledges that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 617-747-3308, or John Kingston, III, Executive Vice President and General Counsel, at 617-747-3311, if you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/ Darrell W. Crate
Darrell W. Crate
Executive Vice President, Chief Financial
Officer and Treasurer